EXHIBIT 99.2
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Appointment of Chief of Strategy

Shareholders are advised that Telkom's Chief Executive Officer, Mr Reuben September, announced today the appointment of Mr Naas Fourie in the position of Chief of Strategy and member of the Telkom Executive Committee.

Pretoria
24 April 2008
Sponsor - UBS